FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding appointment of independent financial adviser of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on October 28, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republc of China)
(Stock Code: 902)

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Reference is made to the announcement of Huaneng Power International, Inc. (the “Company”) dated 15 October 2016 (the “Announcement”) in relation to a discloseable and connected transaction regarding the Company’s acquisitions of the Shandong Power Interests, the Jilin Power Interests, the Heilongjiang Power Interests and Zhongyuan CCGT Interests. Capitalised terms used herein shall have the same meanings as those defined in the Announcement, unless the context requires otherwise.

The Board hereby announces that Gram Capital Limited, a corporation licensed to carry out type 6 (advising on corporate finance) regulated activity under the Securities and Futures Ordinance, has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transaction. The letter of advice from the Independent Financial Adviser in respect of the Transaction will be included in the circular to be despatched to the Shareholders in due course.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
28 October 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     October 31, 2016